Exhibit 99.3

Immuron US DoD Naval Medical Research Center Submits IND

Application for New Campylobacter ETEC Therapeutic

Key Points

●	US Naval Medical Research Centre (NMRC) submits IND application to the U.S. Food and Drug administration (FDA)

●	Two human phase II clinical trials to be conducted.

●	One trial will focus on the ability of the hyperimmune product to prevent infectious diarrhea caused by ETEC and scheduled to be initiated in July 2022.

●	The second trial will focus on protecting volunteers against moderate to severe campylobacteriosis.

Melbourne, Australia, May 11, 2022: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutic products for the prevention and treatment of gut pathogens, today is pleased to announce that the US Naval Medical Research Center (NMRC) has submitted an Investigational New Drug (IND) application to the US Food and Drug Administration for a new oral therapeutic targeting Campylobacter and ETEC developed in collaboration with Immuron.

NMRC is preparing to commence the first of two planned clinical trials in the United States following approval of the application. The safety and protective efficacy of the product will be tested utilizing two controlled human infection-model clinical trials, with one trial focusing on the ability of the hyperimmune product to protect volunteers against ETEC infections, and the second trial focusing on moderate to severe campylobacteriosis. A total of 60 volunteers divided into two inpatient cohorts will be enrolled in the studies and randomly assigned to either Cohort 1 ETEC or Cohort 2 C. jejuni controlled human infection models.

Infectious diarrhea is the most common illness reported by travelers visiting developing countries and amongst US troops deployed overseas. The morbidity and associated discomfort stemming from diarrhea decreases daily performance, affects judgment, decreases morale, and declines operational readiness. The first line of treatment for infectious diarrhea is the prescription of antibiotics. Unfortunately, in the last decade, several enteric pathogens have an increasing resistance to commonly prescribed antibiotics. In addition, travelers' diarrhea is now recognized by the medical community to result in post-infectious sequelae, including post-infectious irritable bowel syndrome and several post-infectious autoimmune diseases. The development of an oral immunotherapy preventative treatment that protects against endemic diarrheal diseases, is a high priority objective for the US Military.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT: Dr Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

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FORWARD-LOOKING STATEMENTS:

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